Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179 Tel (212) 272-2000 www.bearstearns.com

October 30, 2007

Edward J. Roach, President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re: The RBB Fund, Inc.

Bear Stearns Enhanced Income Fund (the “Fund”)

Dear Mr. Roach:

By our execution of this letter agreement (the “Agreement”), Bear Stearns Asset Management, Inc. (the “Adviser”) agrees that the Adviser shall, from September 1, 2007 through August 31, 2008, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 0.20% of the Fund’s average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

BEAR STEARNS ASSET MANAGEMENT, INC.

By:

Name:	Scott Pavlak

Title:	Senior Managing Director

Your signature below acknowledges acceptance of this Agreement:

By:
Edward J. Roach, President
The RBB Fund, Inc.

ATLANTA | BEIJING | BOSTON | CHICAGO | DALLAS | DENVER | DUBLIN | HONG KONG | LONDON

LOS ANGELES | LUGANO | MILAN | NEW YORK | SAN FRANCISCO | SAN JUAN | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO